EXHIBIT 23.6

INDEPENDENT AUDITORS’ CONSENT

We consent to the use in this Registration Statement of société Air France on Form F-4 of our report dated December 24, 2003, relating to the consolidated financial statements of Air France S.A. as of and for the year ended March 31, 2003 (which report expresses an unqualified opinion, and includes explanatory paragraphs referring to the change in accounting principle related to accounting for fleet maintenance costs and a change in the method of accounting for revenues related to long-term contracts, both described in Note 2 to the consolidated financial statements) appearing in the Prospectus, which is part of this Registration Statement.

We also consent to the references to us under the headings “Selected Financial Data” and “Experts” in such Prospectus.

Neuilly-sur-Seine, France

April 2, 2004

/s/ DELOITTE TOUCHE TOHMATSU